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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Bunce, Jr.                          John                   L.
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   (Last)                            (First)              (Middle)

                         One Maritime Plaza, 12th Floor
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                                    (Street)

San Francisco                          CA                   94111
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        National Information Consortium, Inc. (EGOV)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        Fiscal 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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        Common Stock, no par value     12/17/2001      S4            36,512       D     $3.4313    3,051,497         I      (1) (4)
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        Common Stock, no par value     12/17/2001      S4            2,688        D     $3.4313    3,051,497         I      (2) (4)
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        Common Stock, no par value     12/17/2001      S4             800         D     $3.4313    3,051,497         I      (3) (4)
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        Common Stock, no par value     12/18/2001      S4            36,695       D     $3.4565    3,051,497         I      (1) (4)
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        Common Stock, no par value     12/18/2001      S4            2,701        D     $3.4313    3,051,497         I      (2) (4)
------------------------------------------------------------------------------------------------------------------------------------
        Common Stock, no par value     12/18/2001      S4             804         D     $3.4313    3,051,497         I      (3) (4)
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        Common Stock, no par value     12/19/2001      S4           283,242       D     $3.2551    3,051,497         I      (1) (4)
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        Common Stock, no par value     12/19/2001      S4            20,852       D     $3.2551    3,051,497         I      (2) (4)
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        Common Stock, no par value     12/19/2001      S4            6,206        D     $3.2551    3,051,497         I      (3) (4)
====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of informa- tion contained in this form are not required to respond unless the (Over) form displays a currently valid OMB control number SEC 2270 (7-96)

                                                                          (Over)
                                                                 SEC 2270 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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====================================================================================================================================

Explanation of Responses:


See Attachment A for footnotes:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ John L. Bunce, Jr.            February 11, 2002
----------------------------------------------------
By: John L. Bunce, Jr.                  Date
** Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Continuation Sheet to Form 5

=============================================================================================
Name and Addresses                              John L. Bunce, Jr.
of Reporting Persons                            One Maritime Plaza, 12th Floor
                                                San Francisco, CA 94111

Issuer Name and Ticker or Trading Symbol        National Information Consortium, Inc. (EGOV)

Statement for Month/Year                        Fiscal 2001
=============================================================================================

Explanation of Responses:

1. These securities are held directly by Hellman & Friedman Capital Partners III, L.P. ("Capital Partners") which is a partnership.

2. These securities are held directly by H&F Orchard Partners III, L.P. ("Orchard Partners") which is a partnership.

3. These securities are held directly by H&F International Partners III, L.P. ("International Partners") which is a partnership.

4. The sole general partner of each of Capital Partners, Orchard Partners and International Partners is H&F Investors III, a California general partnership. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P., a California limited partnership, and the managing general partner of Hellman & Friedman Associates III, L.P. is H&F Investors III, Inc ("H&F Inc."). The investment decisions of H&F Inc. are made by an investment committee. Mr. Bunce, a member of the investment committee, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) of an indeterminate portion of the shares beneficially owned by Capital Partners, Orchard Partners, International Partners and H&F Inc. Mr. Bunce disclaims such beneficial ownership, except to the extent of his indirect pecuniary interest in such shares. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.